FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of JANUARY 2006

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 1820, 701 West Georgia Street., Vancouver, British Columbia, Canada V7Y 1K8

(Address of principal executive offices)

Attachments:

1.

Material Change Report dated January 3, 2006 (re: December 23/05 news release)

2.

News release dated January 10, 2006

3.

Material Change Report dated January 10, 2006 (re: January 10/06 news release)

4.

News release dated January 19, 2006

5.

News release dated January 24, 2006

6.

Material Change Report dated January 24, 2006 (re: January 24/06 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date: February 6, 2006

By:

“Kenneth W. Morgan”

 Name

Its:

Chief Financial Officer, Secretary and director

(Title)

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
1820 – 701 West Georgia Street
Vancouver, British Columbia
V7Y 1K8

Item 2.

Date of Material Change

December 23, 2005

Item 3.

News Release

The Company’s news release dated December 23, 2005, was disseminated by CCN Matthews on December 23, 2005.

Item 4.

Summary of Material Change

The Company announced it has received the first tranche of a non-brokered private placement announced on December 7, 2005.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Kenneth W. Morgan, Chief Financial Officer and Secretary of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated January 3, 2006.

PETAQUILLA MINERALS LTD.

Per:

“Kenneth W. Morgan”

Kenneth W. Morgan
Chief Financial Officer, Secretary

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Kenneth W. Morgan

Contact telephone number:

604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Petaquilla Closes $ 8 Million in First Tranche of Private Placement

Vancouver BC – December 23, 2005:  Petaquilla Minerals Ltd. (the “Company”) is pleased to announce it has received the first tranche of a non-brokered private placement announced on December 7, 2005.

This portion consists of 8,427,861 units at $0.95 per unit for gross proceeds of $ 8,006,468.

Each Unit will consist of:

1.

One common share in the capital of the Company (each, a “Share”); and

2.

One-half of one non-transferable common share purchase warrant,

One common share purchase warrant (two half warrants) entitles the holder thereof to purchase one share of common stock in the capital of the Company at a price of CDN$1.20 per share, if exercised in the first year following the closing, and at a price of CDN$1.44 per share if exercised in the second year following the closing.

The warrant will terminate within 20 days unless exercised in the event the Company’s closing stock price meets or exceeds $2.00 for 10 consecutive trading days and the Company issues a press release of such an event.

The common shares purchased and the common shares purchased resulting from the exercise of the warrants will be subject to a four-month plus one day hold period from the distribution date.

The proceeds of the private placement will be used for drilling and feasibility work on the Company’s Molejon Gold Project in Panama and for working capital.

A finder’s fee will be paid on this portion of the placement consisting of $ 22,166 to Canaccord Capital Corporation, $ 351,950 to TJ Byrne and Associates and $ 22,807 to Octavio Choy.

The previously announced $ 10 million private placement will be capped at 9,965,670 units for gross proceeds of $ 9,467,387 in order to comply with applicable securities regulations. The balance of the private placement is expected to close prior to the end of 2005.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan "

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: 604-694-0021          Fax: 604-694-0063        Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Private Placement Fully Subscribed

Vancouver BC – January 10, 2006:  Petaquilla Minerals Ltd. (the “Company”) is pleased to announce it has closed the second and final tranche of the non-brokered private placement announced on December 7, 2005.

The gross proceeds of the full private placement total CDN $9,467,387 consisting of 9,965,670 Units priced at $0.95 per Unit.  The placement was capped at 9,965,670 Units for gross proceeds of CDN $9,467,387 to comply with TSX policy limiting the offering, including warrants, to 25% of the then issued and outstanding shares of the Company without convening a special shareholder meeting.

Each Unit consists of:

1.

One common share in the capital of the Company (each, a “Share”); and

2.

One-half of one non-transferable common share purchase warrant,

One full common share purchase warrant (two half warrants) entitles the holder thereof to purchase one common share in the capital of the Company at a price of CDN$1.20 per share, if exercised in the first year following the closing, and at a price of CDN$1.44 per share if exercised in the second year following the closing.

The warrant will terminate within 20 days unless exercised in the event the Company’s closing stock price meets or exceeds CDN $2.00 for 10 consecutive trading days and the Company issues a press release of such an event.

The private placement shares and warrants are subject to a four-month hold period.

The proceeds of the private placement will be used for drilling and feasibility work on the Company’s Molejon Gold Project in Panama and for working capital.

CDN $519,025 in finder’s fees will be paid on the placement to various brokers and finders who assisted in the placement.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan "

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: 604-694-0021          Fax: 604-694-0063        Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
1820 – 701 West Georgia Street
Vancouver, British Columbia
V7Y 1K8

Item 2.

Date of Material Change

January 10, 2006

Item 3.

News Release

The Company’s news release dated January 10, 2006, was disseminated by CCN Matthews on January 10, 2006.

Item 4.

Summary of Material Change

The Company announced it has closed the second and final tranche of the non-brokered private placement announced on December 7, 2005.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Kenneth W. Morgan, Chief Financial Officer and Secretary of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated January 10, 2006.

PETAQUILLA MINERALS LTD.

Per:

“Kenneth W. Morgan”

Kenneth W. Morgan
Chief Financial Officer, Secretary

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Kenneth W. Morgan

Contact telephone number:

604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Private Placement Fully Subscribed

Vancouver BC – January 10, 2006:  Petaquilla Minerals Ltd. (the “Company”) is pleased to announce it has closed the second and final tranche of the non-brokered private placement announced on December 7, 2005.

The gross proceeds of the full private placement total CDN $9,467,387 consisting of 9,965,670 Units priced at $0.95 per Unit.  The placement was capped at 9,965,670 Units for gross proceeds of CDN $9,467,387 to comply with TSX policy limiting the offering, including warrants, to 25% of the then issued and outstanding shares of the Company without convening a special shareholder meeting.

Each Unit consists of:

1.

One common share in the capital of the Company (each, a “Share”); and

2.

One-half of one non-transferable common share purchase warrant,

One full common share purchase warrant (two half warrants) entitles the holder thereof to purchase one common share in the capital of the Company at a price of CDN$1.20 per share, if exercised in the first year following the closing, and at a price of CDN$1.44 per share if exercised in the second year following the closing.

The warrant will terminate within 20 days unless exercised in the event the Company’s closing stock price meets or exceeds CDN $2.00 for 10 consecutive trading days and the Company issues a press release of such an event.

The private placement shares and warrants are subject to a four-month hold period.

The proceeds of the private placement will be used for drilling and feasibility work on the Company’s Molejon Gold Project in Panama and for working capital.

CDN $519,025 in finder’s fees will be paid on the placement to various brokers and finders who assisted in the placement.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan "

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: 604-694-0021          Fax: 604-694-0063        Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Trenching outlines a 200-meter strike length of high-grade gold mineralization

Vancouver, BC – January 19, 2006:  Petaquilla Minerals Ltd. (“PTQ” or the “Company”) is pleased to announce that a 200-meter strike length of high-grade gold mineralization in the Central Zone was delineated during a follow-up trenching program on the Company’s advanced stage epithermal Molejon gold deposit in Panama.

The program was initiated to test the surface gold mineralization encountered within the Central and Main Zones in August of 2005 (See Petaquilla Press Release, August 4, 2005: Molejon Trenching Continues to Encounter High Grade Gold).

4,480 meters of follow-up trenching was completed, incorporating 2,390 samples. The trench results indicate that the Central Zone surface footprint is much larger than was modeled for the recently released 43-101 resource calculation for the Molejon Deposit (See Petaquilla Press Release, October 26, 2005: Petaquilla Increases Molejon Gold Resource Estimate to 893,000 Ounces), and the high-grade gold mineralization is more extensive than previously believed.

Central Zone

The Central Zone was tested with an additional 26 trenches. The zone consists of quartz breccia, pervasive silica alteration, and quartz stockwork, hosted in a feldspar porphyry intrusive or andesite.  The trenches delineated the Central Zone across a 400 meters strike length, which included a 200-meter strike length of high-grade mineralization.  (Lines 2+50 North through to 4+50 North).  The zone is open along strike (Line 1+ 50) but with lower grade intersections (Tr-015 – 17.00 meters @ 0.63 gr/t Au).

High Grade Central Zone Mineralization:

Trench	Section Line	Trench Length	Composite Interval (meters)	Length of Composite with Gold Assay
TR-021	2+50N	48.50	0.00 to 18.00	18.00 meters @ 5.16 gr / t Au
TR-023	2+50N to 3+00N	66.50	3.00 to 61.50	58.50 meters @ 5.18 gr / t Au
		including	3.00 to 15.00	12.00 meters @ 19.33 gr /t Au
TR-026	3+00N	24.00	0.00 to 24.00	24.00 meters @ 4.06 gr / t Au
TR-027	3+25N	133.50	66.00 to 133.50	67.50 meters @ 3.83 gr / t Au
		including	73.00 to 84.00	10.50 meters @ 7.17 gr /t Au
TR-032	3+00N to 4+00N	172.50	0.00 to 12.00	12.00 meters @ 6.74 gr / t Au
TR-033	3+50N	35.40	0.00 to 35.40	35.40 meters @ 3.92 gr / t Au
		including	0.00 to 4.50	4.50 meters @ 19.08 gr /t Au
TR-035	3+25N to 3+50N	108.20	0.00 to 55.50	55.50 meters @ 5.75 gr / t Au
		including	39.00 to 43.50	4.50 meters @ 12.76 gr /t Au
TR-037	3+75N	72.50	000 to 69.00	69.00 meters @ 7.11 gr / t Au
		including	27.00 to 51.00	24.00 meters @ 15.48 gr /t Au
TR-038	4+00N to 4+25N	46.80	0.00 to 46.80	46.80 meters @ 3.66 gr / t Au
		including	18.00 to 30.00	12.00 meters @ 9.48 gr /t Au
TR-046	4+50N	75.50	3.00 to 75.50	72.50 meters @ 1.99 gr / t Au
		including	24.00 to 30.00	6.00 meters @ 5.17 gr /t Au

Main Zone

The Main Zone was tested with 16 additional trenches, and encountered quartz breccia and / or pervasive silica alteration from Lines 0+00N to 6+00N.  The trenching confirms the theory the zone is striking parallel to the main ridge on the property and it is orientated so its dip slope trends down the slope surface of the ridge.  Trench composite lengths do not reflect the true width of the zone, but the assay composites are a reflection of mineralization continuity.  The zone is the lowest grade target on the property with assay composites ranging from 0.500 to 1.5 gr/t gold.

TR-016 exposed gold mineralization on the backside of the Main Ridge (35.0 meters @ 0.93 gr/t Gold).   A possible explanation for this unexpected intersection is that the Main zone has secondary zones of mineralization that splay off into the footwall. Additional work will be required to determine the source and size of the mineralization.

New Mineralization.

Three trenches were dug in a gold geochemical anomaly located to the north of the Central Zone, and to the east of the Northwest Zone.  Results from two of the three trenches have been received (TR-051 – 15.0 meters @ 3.28 gr/t Au and TR-053 6.0 meters @ 2.27 gr/t Au).  The trenches run parallel to each other (150 meters apart) trending in a northeast direction. Additional trenching will be required, but these initial results suggest there is potential, within the immediate area of the deposit to expand the resource model.

Northwest Zone

Two additional trenches (TR-014 - 42.40 meters @ 0.56 gr/t Au) and (TR-050 - 15.00 meters 3.45 gr/t Au) were competed on the Northwest Zone.   The trench intersections will add to the mineralization model for the Northwest Zone.

A detailed table of the complete trench results is listed below.

Detailed Trench Results

Line	Trench	From	To	Interval	Gold (Gr/T)	Zone
9675 to 9725	TR-014	20.00	62.50	42.50	0.56	Northwest
1+50N	TR-015	27.50	34.00	6.50	1.20	Central
		55.00	72.00	17.00	0.63
1+50N	TR-016	42.20	77.20	35.00	0.93	Main
2+50N	TR-017	0.00	18.00	18.00	1.63	Central
		42.00	52.00	10.00	0.92
5+50N	TR-018	2.00	52.00	50.00	1.30	Main
6+00N	TR-019	0.00	52.30	52.30	One high background gold zone with highest assay result 0.850 gr/t Au over 1.5 meters	Main
2+75N	TR-020	9.00	45.00	36.00	0.57	Central
	including	27.00	37.50	10.50	1.04
2+50N	TR-021	0.00	18.00	18.00	5.16	Central
		31.50	42.00	10.50	3.44
2+75N	TR-022	9.00	16.50	7.50	1.13	Central
2+75 to 3+00N	TR-023	3.00	61.50	58.50	5.18	Central
	including	3.00	15.00	12.00	19.33
2+25 to 2+75N	TR-024	12.00	57.00	45.00	5.42	Central
		66.00	76.50	10.50	1.88
		87.00	105.00	18.00	0.62
3+00N	TR-025	0.00	13.30	13.30	High background gold with highest assay result 0.248 gr/t over 1.5 meters	Central
3+00N	TR-026	0.00	24.00	24.00	4.06	Central
3+25N	TR-027	21.00	42.00	21.00	1.08	Central
		66.00	133.50	67.50	3.83
	including	73.50	84.00	10.50	7.17
3+50N	TR-028	9.00	63.00	54.00	0.62	Main
		84.00	93.00	9.00	1.18
		100.50	115.00	14.50	1.82
3+75N	TR-029	0.00	148.00	148.00	1.33	Main
	including	107.50	115.00	7.50	2.84
		133.00	148.00	15.00	2.95
3+75N	TR-030	4.50	25.90	21.40	0.74	Main
4+00 to 4+50N	TR-031	9.00	150.00	141.00	0.58	Main
3+00 to 4+00N	TR-032	0.00	12.50	12.50	6.74	Central
		48.00	63.00	15.00	0.52	Main
		91.50	172.50	81.00	1.36
3+50N	TR-033	0.00	35.40	35.40	3.92	Central
	including	0.00	4.50	4.50	19.08
3+50N	TR-034	0.00	9.00	9.00	2.04	Central
		21.00	34.20	13.20	2.43
3+25 to 3+50N	TR-035	0.00	55.50	55.50	5.75	Central
	including	39.00	43.50	4.50	12.76
		84.00	106.00	22.00	2.03
3+25N	TR-036	3.50	16.00	12.50	0.61	Central
		26.50	50.10	23.60	2.47
3+75	TR-037	0.00	69.00	69.00	7.11	Central
	including	27.00	51.00	24.00	15.48
4+00 to 4+25N	TR-038	0.00	46.80	46.80	3.66	Central
	including	18.00	30.00	12.00	9.48
4+25N	TR-039	0.00	10.50	10.50	3.51	Central
4+50 to 5+50	TR-040	42.00	57.00	15.00	2.38	Central
		95.00	146.20	51.20	1.05
4+50 to 4+75N	TR-041	0.00	85.00	85.00	Scattered high background gold assays with best intersection 0.900 gr/t over 1.5 meters	Central
5+25N	TR-042	0.00	3.00	3.00	5.06	Central
		15.00	42.00	27.00	0.86
4+50 to 5+50N	TR-043	0.00	49.50	49.50	1.85	Central
		57.00	85.50	28.50	1.02
		100.50	112.50	12.00	0.53
4+75N	TR-044	9.00	42.00	33.00	1.97	Central
4+75N	TR-045	3.00	24.00	21.00	1.96	Central
	including	19.50	24.00	4.50	5.39
4+50N	TR-046	3.00	75.50	72.50	1.99	Central
	including	24.00	30.00	6.00	5.17
4+75N	TR-047	0.00	31.50	31.50	0.86	Central
4+00N	TR-048	25.50	48.00	22.50	0.87	Main
3+75 to 4+50N	TR-049	0.00	48.50	48.50	0.70	Main
		59.00	72.50	13.50	0.67
		83.00	99.50	16.50	0.50
		110.00	117.00	7.00	0.53
9800N	TR-050	0.00	15.00	15.00	3.45	Northwest
		42.00	60.00	18.00	3.32
	TR-051	30.00	45.00	15.00	3.28	New
		90.00	108.00	18.00	1.49
	TR-052	0.00	220.10	220.10	Assay Results Pending	New
	TR-053	48.00	54.00	6.00	2.37	New
0+00N	TR-054	50.20	57.70	7.50	0.50	Main
		114.70	177.70	63.00	1.16
		189.70	203.70	14.00	1.06
1+50N	TR-055	164.30	185.30	21.00	0.57	Main
3+00N	TR-056	7.50	16.50	9.00	1.30	Main
		51.00	63.00	12.00	0.53
		112.50	115.50	3.00	4.49
5+00N	TR-057	1.50	6.00	4.50	1.72	Main
		19.50	22.50	3.00	5.09
6+50N	TR-058	0.00	201.40	201.40	Several high background gold zones with best intersection 1.1750 gr/t gold over 1.5 meters	Main

David Nowak, (P.Geo.), has reviewed the technical data, and is the Qualified Person under the definition of Canadian National Instrument 43-101.

All samples were collected in accordance with industry standards, with a sample length of 1.5 meters or geological break, (excluding a few samples in overburden).

Preliminary sample preparation crushing is done on site, where a 500-gram sample is split, and shipped to Global Discovery Lab (GDL) or ALS Chemex in Vancouver where the local labs completed final sample preparation.  GDL performed a 1-ton Fire Assay, and at ALS Chemex, a 2-ton Fire Assay was completed.  Samples submitted included duplicates, blanks and standards, following industry established quality control practices.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

PETAQUILLA COMMENCES DRILLING MOLEJON

Vancouver, BC – January 24, 2006:  Petaquilla Minerals Ltd. (“PTQ” or the “Company”) is pleased to announce the Company has commenced a 5,000 meter diamond drilling program at PTQ’s Molejon gold deposit in Panama.

The drill program will consist of infill drilling, bringing the separation between existing drill holes down to 20 to 35 meters, and step out drilling where trenching has identified new targets.

The objective of the program is to upgrade the inferred mineral resource (see Petaquilla News Release, October 26, 2005: Petaquilla Increases Molejon Gold Resource Estimate to 893,000 Ounces) to an indicated and measured category and test for additional mineralization.

The Molejon deposit was previously diamond drilled in a 124-hole program conducted by Teck, Inmet and PTQ (formerly Adrian Resources) in 1994-95. The drilling was done on 50-meter grid lines with 40 to 70 meters separation between holes.

Rodio Swissboring (a member of the French group Soletanche Bachy) has been contracted to carry out the drilling. They have been operating in the Central American area for over 40 years and have successfully participated in most of the main mining exploration programs in the area.

Sean Muller, (P.Geo.), will be in charge of the program, and is the Qualified Person under the definition of National Instrument 43-101.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Michael Levy"

Michael Levy, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
1820 – 701 West Georgia Street
Vancouver, British Columbia
V7Y 1K8

Item 2.

Date of Material Change

January 24, 2006

Item 3.

News Release

The Company’s news release dated January 24, 2006, was disseminated by CCN Matthews on January 24, 2006.

Item 4.

Summary of Material Change

The Company announced it has commenced a 5,000 meter diamond drilling program at their Molejon gold deposit in Panama.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Kenneth W. Morgan, Chief Financial Officer and Secretary of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated January 24, 2006.

PETAQUILLA MINERALS LTD.

Per:

“Kenneth W. Morgan”

Kenneth W. Morgan
Chief Financial Officer, Secretary

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Kenneth W. Morgan

Contact telephone number:

604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

PETAQUILLA COMMENCES DRILLING MOLEJON

Vancouver, BC – January 24, 2006:  Petaquilla Minerals Ltd. (“PTQ” or the “Company”) is pleased to announce the Company has commenced a 5,000 meter diamond drilling program at PTQ’s Molejon gold deposit in Panama.

The drill program will consist of infill drilling, bringing the separation between existing drill holes down to 20 to 35 meters, and step out drilling where trenching has identified new targets.

The objective of the program is to upgrade the inferred mineral resource (see Petaquilla News Release, October 26, 2005: Petaquilla Increases Molejon Gold Resource Estimate to 893,000 Ounces) to an indicated and measured category and test for additional mineralization.

The Molejon deposit was previously diamond drilled in a 124-hole program conducted by Teck, Inmet and PTQ (formerly Adrian Resources) in 1994-95. The drilling was done on 50-meter grid lines with 40 to 70 meters separation between holes.

Rodio Swissboring (a member of the French group Soletanche Bachy) has been contracted to carry out the drilling. They have been operating in the Central American area for over 40 years and have successfully participated in most of the main mining exploration programs in the area.

Sean Muller, (P.Geo.), will be in charge of the program, and is the Qualified Person under the definition of National Instrument 43-101.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Michael Levy"

Michael Levy, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.